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                                                                   Exhibit (13)

                            Schedule of Computations

YIELD CALCULATIONS

The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

                            YIELD = 2[(a-b + 1)(6)-1]
                                       ---
                                       cd

Where:         a = net investment income earned during the period by the
                   Portfolio attributable to shares owned by the MainStay VP Government, MainStay VP High Yield Corporate Bond or MainStay VP Bond Investment Division.

               b = expenses accrued for the period (net of reimbursements).

               c = the average daily number of accumulation units outstanding during the period.

               d = the maximum offering price per accumulation unit on the last day of the period.

AVERAGE ANNUAL TOTAL RETURN CALCULATIONS

Average annual total return is computed by finding the average annual compounded rates of return over the periods shown that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                P(1+T)(n) = ERV

Where:       P  = a hypothetical initial payment of $1,000.

             T  = average annual total return.

            (n) = number of years.

            ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five or ten-year period or the inception date, at the end of the one, five or ten-year period (or fractional portion thereof).